Exhibit 99.2

MANAGEMENT’S
DISCUSSION
AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto of Canetic Resources Trust (“Canetic”, the “Trust” “we”, “our” or “us”) for the year ended December 31, 2006, Canetic’s MD&A for the year ended December 31, 2006 and the unaudited Consolidated Financial Statements of Canetic and Notes thereto for the three months ended March 31, 2007. This MD&A is dated May 9, 2007. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be material. You should be aware that historical results are not necessarily indicative of future performance. Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward-Looking Statements” section of this MD&A.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward looking statements. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "could", "should", "believe", "intend", "propose", "budget" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in the forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following: business strategies; production volumes; reserves volumes; operating and other costs and expenses; commodity prices; future cash distribution levels and taxability; payout ratios; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions; estimates of cash flow and funds flow from operations; royalty rates; interest rates; asset retirement obligations; hedging and other risk management programs; future tax treatment of income trusts such as the Trust and unitholders; and liquidity and financial capacity.

The forward-looking statements contained in this MD&A are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserve volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Canetic to market oil and natural gas successfully; the timely receipt of required regulatory approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices and future cost assumptions. No assurance can be given that these factors, expectations and assumptions will prove to be correct.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates and stock market volatility; changes in laws and regulations changes including but not limited to those pertaining to income tax, environmental and regulatory matters; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic's public filings from time to time (including under "Risk Management" in this MD&A and under "Risk Factors" in its Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP. These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.

Management uses funds flow from operations, which we define as net earnings plus non-cash items before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage. Readers should refer to the “Funds Flow From Operations” section of the MD&A for a reconciliation of funds flow from operations.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of net debt.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance. Readers should refer to the “Cash Distributions” section of the MD&A for the calculation of payout ratio.

We use the terms operating and cash netbacks to analyze margin and cash flow on each boe of production. Operating and cash netbacks should not be viewed as an alternative to cash flow from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP. Readers should refer to the “Netbacks” section of the MD&A for a reconciliation of operating and cash netbacks.

We use the term total capitalization, which we define as net debt including convertible debentures plus unitholders’ equity, to analyze leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust. Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of total capitalization.

Management believes that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of the Trust’s results of operations and financial performance. Investors are cautioned however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

RESULTS OF OPERATIONS

QUARTERLY FINANCIAL AND OPERATING INFORMATION

	2007	2006				2005
($000s except per unit amounts)	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Production
Oil and NGLs (bbl/d)	43,337	43,402	44,239	42,391	43,388	21,915	22,323	23,249
Natural gas (mmcf/d)	220.1	221.2	181.4	166.0	176.1	105.8	107.4	100.6
Boe/d @ 6:1	80,027	80,276	74,475	70,061	72,737	39,541	40,227	40,017
Petroleum and natural gas sales	366,209	347,701	368,502	341,205	350,346	234,098	217,449	177,501
Funds flow from operations	190,368	170,084	200,268	185,053	194,741	106,477	92,679	80,516
Per unit - basic(1)(2)	0.84	0.76	0.95	0.92	0.97	1.16	1.03	0.92
Per unit - diluted(1)(2)	0.83	0.75	0.93	0.89	0.96	1.14	1.02	0.91
Net earnings (loss)	(6,870)	(21,632)	102,663	82,875	59,195	48,662	6,538	27,473
Per unit - basic(1)(2)	(0.03)	(0.10)	0.49	0.41	0.29	0.53	0.07	0.31
Per unit - diluted(1)(2)	(0.03)	(0.10)	0.48	0.40	0.29	0.53	0.07	0.31
Distributions declared
Per unit	0.570	0.690	0.690	0.690	0.690	0.585	0.585	0.585

(1)
When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

(2)
The merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) has been accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006. All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

Production volumes averaged 80,027 boe/d during the three months ended March 31, 2007, a decrease of less than one percent from 80,276 boe/d reported for the fourth quarter of 2006. Crude oil prices were volatile during the period with the West Texas Intermediate (“WTI”) price averaging US$58.27 per barrel in the quarter, as compared to US$60.22 per barrel in the fourth quarter of 2006. The AECO Daily Spot price for natural gas however, averaged $7.39/mcf in the first quarter as compared to $6.89/mcf during the fourth quarter of 2006.

The quarterly financial and operating results during the past eight quarters have been influenced by two major acquisitions. On January 5, 2006, Canetic was formed on the completion of the merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”). The transaction with StarPoint was accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results for the year ended December 31, 2006, include those of the StarPoint assets from the date of acquisition, January 5, 2006. Comparative results for 2005 are those of Acclaim only. At the time of the merger the StarPoint assets were producing approximately 35,000 boe/d. On August 31, 2006, we closed the Samson acquisition for approximately $900 million. At closing the Samson assets were producing approximately 13,500 boe/d including 70.0 mmcf/d of natural gas.

Quarter over quarter petroleum and natural gas sales are influenced by changes in production volumes and commodity prices. Although commodity prices have generally increased over the past two years, there are fluctuations quarter over quarter which impact petroleum and natural gas revenues. In combination with increased production volumes from the StarPoint merger in January 2006 and the Samson acquisition which closed August 31, 2006, petroleum and natural gas sales have increased relative to 2005.

The variation of net earnings, quarter over quarter, is primarily a result of changes in depletion rates, the provision for future income taxes and accounting for unrealized gains and losses on financial derivatives. Net earnings in the most recent quarter reflects a $45.4 million unrealized hedging loss based on the mark-to-market price of crude oil and natural gas at March 31, 2007.

PRODUCTION

Production volumes averaged 80,027 boe/d for the three months ended March 31, 2007, compared to 72,737 boe/d for the same period in 2006 (2005 - 42,089 boe/d). The 10 percent increase in average production results from the Samson acquisition which closed on August 31, 2006. At the time of acquisition, the Samson assets were producing approximately 13,500 boe/d. Relative to the fourth quarter of 2006, production volumes were essentially unchanged due to our capital expenditure programs in the fourth quarter of 2006 and first quarter 2007. These programs mitigated our production declines of approximately 20 percent.

	Three Months Ended March 31
Production	2007	2006
Natural gas (mmcf/d)	220.1	176.1
Crude oil (bbl/d)	36,421	37,625
Natural gas liquids (bbl/d)	6,916	5,763
Barrel of oil equivalent (boe/d, 6:1)	80,027	72,737
Percentage natural gas	46%	40%
Percentage crude oil and natural gas liquids	54%	60%

Natural gas sales averaged 220.1 mmcf/d in 2007, 25 percent higher than the 176.1 mmcf/d reported for the same period in 2006 (2005 - 104.1 mmcf/d). Crude oil and NGLs production averaged 43,337 bbl/d, compared to 43,388 bbl/d reported for the same period in the prior year (2005 - 24,741 bbl/d).

Management anticipates production to average between 76,500 and 80,000 boe/d for the remainder of the year. These volumes contemplate the disposition of producing assets in northeast Alberta on April 30, 2007 of approximately 1,000 boe/d.

COMMODITY PRICES

	Three Months Ended March 31
Benchmark Prices - (Quarterly Averages)	2007	2006
WTI crude oil (US$/bbl)	58.27	63.53
NYMEX natural gas (US$/mcf)	7.22	10.21
AECO natural gas monthly index ($/mcf)	7.46	9.30
Canadian/U.S. dollar exchange rate	0.8535	0.8659

The price of West Texas Intermediate crude averaged US$58.27/bbl during the first quarter of 2007, down eight percent from the average price of US$63.53/bbl for the same period in 2006 and three percent from an average of US$60.22 per bbl in the fourth quarter of 2006.

West Texas Intermediate at Cushing, Oklahoma is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners’ postings at major market hubs as Edmonton and Hardisty, Alberta. Canadian prices adjust WTI for the Canadian/U.S. exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

	Three Months Ended March 31
Average Prices - (before financial derivatives)	2007	2006
Natural gas ($/mcf)	7.65	8.94
Crude oil ($/bbl)	57.23	54.33
Natural gas liquids ($/bbl)	43.12	46.86

For the three months ended March 31, 2007, we received an average oil price of $57.23/bbl as compared to $54.33/bbl for the comparable period in 2006. Our average oil price during the quarter increased eight percent from an average of $53.23/bbl reported during the fourth quarter of 2006.

Our average natural gas price was $7.65/mcf for the three months ended March 31, 2007 as compared to $8.94/mcf during the same period in 2006. The fourth quarter 2006 natural gas price averaged $6.90/mcf.

The AECO Daily Index gas price averaged $7.39/mcf during the quarter, down 2 percent from the average price of $7.52/mcf for the same period in 2006.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to supply and demand fundamentals which are influenced by weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice is designed to allow us to generate stable cash flow for distributions and achieve positive economic returns on capital development and acquisition activities.

During the first quarter of 2007, we recorded a realized financial derivative gain of $3.7 million as compared to a loss of $8.0 million for the same period in 2006 (2005 - $11.1 million loss).

The following commodity commitments have been put in place for 2007 and beyond as noted below:

Commodity Contracts				Annual Average
Natural Gas	Q2 2007	Q3 2007	Q4 2007	2008
Fixed Price Volume (Gj/d)	50,000	50,000	20,000	_
Fixed Price Average ($/Gj)	$7.32	$7.32	$7.51	_
Collars Volume (Gj/d)	80,000	80,000	86,667	22,500
Collar Floors ($/Gj)	$6.74	$6.74	$6.92	$7.00
Collar Caps ($/Gj)	$9.62	$9.62	$10.74	$11.23
Total Volume Hedged (Gj/d)	130,000	130,000	106,667	22,500

Crude Oil	Q2 2007	Q3 2007	Q4 2007	2008
CDN Denominated Fixed Price Volumes (bbl/d)	8,000	8,000	8,000	250
CDN Denominated Fixed Price Average ($CDN/bbl)	$67.26	$67.26	$67.26	$72.20
U.S. Denominated Fixed Price Volume (bbl/d)	1,500	1,500	1,500	_
U.S. Denominated Fixed Price Average ($US/bbl)	$48.11	$48.11	$48.11	_
Collars Volume (bbl/d)	6,000	6,000	6,000	5,000
Collar Floors ($US/bbl)	$58.00	$58.00	$58.00	$63.00
Collar Caps ($US/bbl)	$80.76	$80.76	$80.76	$83.23
Total Volume Hedged (bbl/d)	15,500	15,500	15,500	5,250

CURRENCY RISK MANAGEMENT

The Canadian dollar averaged US$0.85 during the first three months of 2007 as compared to US$0.87 for the same period last year. As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production. Canetic seeks to mitigate the impact of exchange rate fluctuations by either entering into foreign exchange contracts directly or executing some portion of our crude oil swaps in Canadian dollars. As in 2006, Canetic had no foreign exchange contracts, but had entered into contracts for 8,000 bbl/d of its crude oil production using Canadian dollar denominated swaps.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended March 31
Revenue ($000)	2007	2006
Crude oil and natural gas liquids	214,627	208,672
Natural gas	151,582	141,674
Petroleum and natural gas sales	366,209	350,346

Crude oil and NGLs sales before derivative gains and losses increased three percent for the three months ended March 31, 2007 to $214.6 million from $208.6 million for the same period in 2006 (2005 - $105.5 million). The increase is attributable to slightly higher crude oil prices, increased production volumes associated with the Samson acquisition and our capital program which mitigated our production declines. Average daily production of crude oil and NGLs was essentially unchanged at 43,337 bbl/d as compared to 43,388 bbl/d for the same period in 2006.

For similar reasons, natural gas sales increased seven percent from $141.7 million to $151.1 million. Average daily sales of natural gas increased 25 percent to 220.1 mmcf/d in the first quarter 2007 from 176.1 mmcf/d in 2006 primarily as a result of the volumes acquired from the Samson acquisition but also as a result of our drilling program in 2006 which saw us drill a total of 205 gross natural gas wells.

ROYALTIES

	Three Months Ended March 31
Royalties ($000s)	2007	2006
Royalties, net of ARTC	66,783	67,124
Percentage of petroleum and natural gas revenue	18.3%	19.2%
$/boe	9.27	10.25

We pay royalties to the owners of the mineral rights with whom we hold leases, including provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a Crown royalty is invoiced on the Crown’s share of our production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and natural gas exported from Alberta reduced for transportation and marketing allowances. There is a maximum rate of 30 percent for new gas and 35 percent on old gas. The vast majority of our natural gas production is from new natural gas. In today’s gas price environment, we are subject to the maximum rates. Natural gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta and Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives. For the quarter ended March 31, 2007, royalties totalled $66.8 million as compared to $67.1 million during the same period a year earlier. As a percentage of sales, royalties averaged 18.3 percent during the three months ended March 31, 2007 as compared to 19.2 percent in the same period in 2006.

On a unit-of-production basis, royalties averaged $9.27 per boe or approximately 18.3 percent of Canetic’s total petroleum and natural gas sales price (before hedging) of $50.85 per boe. This compares to $10.25 per boe or 19.2 percent of average sales price reported for the same period in 2006 (2005 - $9.81 per boe). The reduced effective royalty rate results from the acquisition of properties that carry a lower royalty burden.

We expect that the average royalty rate for the remainder of 2007 should approximate 19 percent based on current commodity prices.

OPERATING COSTS

	Three Months Ended March 31
Operating Costs ($000s)	2007	2006
Operating costs before unit-based compensation	68,762	55,565
Unit-based compensation:
Cash expense	313	_
Non-cash unit-based compensation	(23)	1,046
Total operating costs and unit-based compensation	69,052	56,611
$/boe before unit-based compensation	9.55	8.49
$/boe after unit-based compensation	9.59	8.65

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for an income trust are generally more mature with more predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the amount of personnel, repairs and maintenance required to keep the wells on production and the recovery techniques utilized to extract the reserves.

Our operating costs net of processing fees and unit-based compensation increased during the quarter to $68.8 million compared to $55.6 million during the same period a year earlier (2005 - $30.0 million). On a unit-of-production basis, operating costs averaged $9.55 per boe compared to $8.49 per boe a year earlier (2005 - $7.93 per boe), an increase of 12 percent. During the fourth quarter 2006, operating costs before unit-based compensation totalled $71.4 million or $9.67 per boe. A general theme throughout the industry has been higher field service costs including higher energy and fuel costs, labour, trucking and other related mechanical services. These increases have caused operating costs quarter over quarter and year-over-year to increase on a unit-of-production basis. In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate. Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Our estimate of $8.50 - $9.50 per boe operating costs for 2007 has been impacted by cold weather and associated repairs and maintenance. The increase also reflects cost pressures due to continuing historically high levels of industry activity.

Although operating costs continue to increase on a unit-of-production basis, we maintain our commitment to managing operational efficiencies and optimizing field netbacks in all areas where we do business. As we continue to experience higher field costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will help to control operating costs on a unit-of- production basis.

We estimate operating costs to average $9.00 - $10.00 per boe for the remainder of 2007.

PETROLEUM AND NATURAL GAS TRANSPORTATION

	Three Months Ended March 31
Transportation ($000s)	2007	2006
Transportation expense	7,158	4,444
$/boe	0.99	0.68

Transportation costs are defined by the point of legal custody transfer of the commodity and are dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Canetic sells all of its production at the lease. The purchaser picks up the production at the lease and pays Canetic a price for the applicable crude type based upon a price posted at the appropriate market hub, less the transportation costs between that market hub and the lease. For natural gas, Canetic transports its natural gas from the plant gate to certain established market hubs such as AECO C in Alberta, at which point title transfers to the purchaser. In both cases, transportation costs associated with getting natural gas and clean marketable oil to the point of title transfer are shown separately as a transportation expense.

In British Columbia, Westcoast Energy Inc. (operated by Spectra Energy) controls most of the gas processing infrastructure. Individual producers negotiate tolls with Spectra, under light-handed NEB regulations, for gathering, processing and transmission. These tolls are included in the transportation expense.

NETBACKS

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For the three months ended March 31, 2007, our netbacks were influenced by our product mix, commodity prices, financial derivative losses, royalty rates, the Canadian dollar and higher operating costs.

Components of our netbacks are as follows:

	Three Months Ended March 31
Netbacks ($/boe)	2007	2006
Petroleum and natural gas revenue	50.85	53.52
Less:
Royalties	9.27	10.25
Operating costs (before unit-based compensation)	9.55	8.49
Transportation	0.99	0.68
Cash net operating income	31.04	34.10
General and administrative (before unit-based compensation)	1.43	1.20
Interest on long-term debt	2.21	1.40
Interest on convertible debentures	0.68	0.10
Realized (gain) loss on financial derivatives	(0.52)	1.23
Current income taxes	0.26	_
Capital tax	0.31	0.42
Cash netback from operations	26.67	29.75
Unit-based compensation	0.26	1.07
Depletion, depreciation and amortization	24.50	22.99
Accretion	0.54	0.37
Unrealized (gain) loss on financial derivatives	6.31	(0.75)
Future income taxes (recovery)	(3.99)	(2.97)
Net earnings (loss)	(0.95)	9.04

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended March 31
General and Administrative Expenses ($000s)	2007	2006
G&A expenses	17,649	12,215
Overhead recoveries	(7,323)	(4,344)
Cash G&A expenses before unit-based compensation	10,326	7,871
Unit-based compensation:
Cash expense	1,774	_
Non-cash unit-based compensation	(130)	5,927
Total G&A and unit-based compensation	11,970	13,798
$/boe before unit-based compensation	1.43	1.20
$/boe after unit-based compensation	1.66	2.11

General and administrative expenses net of overhead recoveries and unit-based compensation totalled $10.3 million for the three months ended March 31, 2007, as compared to $7.9 million for the same period a year earlier (2005 - $4.8 million). On a unit-of-production basis, general and administrative expenses averaged $1.43 per boe as compared to $1.20 per boe for the same period in 2006 (2005 - $1.27 per boe). The increase is a direct result of the acquisitions made in 2006 and the staffing levels required to adequately manage the trust.

General and administrative expenses for the remainder of 2007 are expected to average approximately $1.30 per boe before unit-based compensation.

Unit-based Compensation
On December 19, 2005, the unitholders of Canetic approved a unit award incentive plan. The plan authorizes the Board of Directors to grant rights to acquire up to five percent of the trust units outstanding to directors, officers, employees and consultants of the Trust and its affiliates. These rights consist of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”). The number of units issuable pursuant to the PTUs is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies or other criteria the Board of Directors may determine. A holder of an RTU or PTU may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units to be issued. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the RTU or PTU is outstanding.

For the three months ended March 31, 2007, the Trust recorded a compensation expense of $2.1 million (2006 - $7.0 million) and capitalized unit-based compensation of $1.6 million (2006 - $2.6 million). Upon vesting, the obligation may be settled in units or cash, therefore, the amounts due in the next year are $5.8 million (2006 - $9.5 million) has been classified as a current liability. The compensation liability is remeasured each period at the current market price. The March 31, 2007 compensation liability was based on the period-end closing price of $14.94 and the number of RTUs and PTUs outstanding at that time. As of March 31, 2007, there were 747,721 RTUs and 1,261,121 PTUs outstanding.

INTEREST EXPENSE ON LONG-TERM DEBT

	Three Months Ended March 31
Interest Expense ($000s)	2007	2006
Interest expense	15,889	9,186
Bank loans, March 31	1,348,711	838,086
Debt to annualized funds flow	1.8	1.1

Interest expense, representing interest on bank debt increased to $15.9 million or $2.21 per boe from $9.2 million or $1.40 per boe a year earlier (2005 - $2.9 million or $0.78 per boe). Average debt levels have increased as a result of the corporate and property acquisitions made during 2006. At March 31, 2007, $1.35 billion was drawn under our facility. Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense in future periods will continue to reflect our higher debt levels. Average interest rates incurred by Canetic during the quarter averaged approximately five percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $4.9 million for the three months ended March 31, 2007 as compared to $0.7 million for the same period in 2006. During 2006 debentures totalling $230.0 million were issued in conjunction with the Samson acquisition. At March 31, 2007, debentures totalling $260.4 million remain outstanding.

INTEREST RATE RISK MANAGEMENT

Canetic assumed through the StarPoint arrangement, fixed interest rate swaps to September 30, 2007 covering $20.0 million of principal with interest rates varying between 3.65 percent and 4.50 percent, plus a stamp fee. The fair value of the fixed interest swaps at March 31, 2007, was a gain of approximately $0.1 million.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current provision for depletion, depreciation and amortization totalled $176.4 million as compared to $150.5 million in 2006 (2005 - $58.3 million). On a unit-of-production basis, depletion, depreciation and amortization costs averaged $24.50 per boe as compared to $22.99 per boe for the same period in 2006 (2005 - $15.39 per boe).

FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At March 31, 2007, we recorded a net financial derivative liability of $40.4 million. The estimated fair value is based on a mark-to-market calculation as at March 31, 2007 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. At March 31, 2007, Canetic recorded an unrealized financial derivative loss of $45.4 million (2006 - gain of $4.9 million) which represents the change in the mark-to-market calculations from December 31, 2006.

	Three Months Ended March 31
Gain (Loss) on Financial Derivatives ($000s)	2007	2006
Realized cash gain on financial derivatives	3,711	8,029
Unrealized gain (loss) on financial derivatives	(45,416)	(4,934)
Gain (loss) on financial derivatives	(41,705)	3,095

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been calculated using a credit adjusted risk free discount rate of 8 percent and an inflation rate of 2 percent.

As of March 31, 2007, the amount to be recorded as the fair value of the liability was estimated to be $193.6 million (2006 - $122.5 million). During this quarter, Canetic incurred $3.4 million (2006 - $3.5 million) of actual abandonment and reclamation costs and recorded accretion of $3.9 million (2006 - $2.5 million).

INCOME TAXES

Future Income Taxes
Future income taxes arise from differences between the accounting and tax bases of assets and liabilities of certain operating subsidiaries of the Trust. The future taxes recorded on the balance sheet are expected to be recovered over time through interest and/or royalty payments to the Trust from its operating subsidiaries. The Trust is a taxable entity under Canadian tax law and is subject to cash taxes only to the extent that income is not distributed or distributable to its unitholders. As the Trust is required to distribute all of its taxable income to unitholders, the Trust is not expected to be subject to significant current or future income taxes.

For the three months ended March 31, 2007, a future tax recovery of $28.8 million was included in income compared to a future tax recovery of $19.5 million in 2006. The increase is primarily a result of the future tax benefit associated with $45.4 million of unrealized hedging losses recognized in the quarter.

On October 31, 2006, the Federal Government announced a proposal to introduce a new tax on publicly traded income trusts beginning in 2011. On December 21, 2006, draft legislation to implement these proposals was released for comment. If the legislation becomes enacted as currently proposed, the Trust will effectively become subject to tax on earnings in excess of available tax pools, in a similar manner as a corporation. It is anticipated that future taxes would then be adjusted to reflect temporary differences between accounting and tax bases of assets and liabilities at the Trust level.

Current Income Taxes
In general, both current and future income taxes are transferred to the unitholder level through various interest and/or royalty payments. There are some corporate entities in the underlying structure which hold minority interests in some of the Trust’s operating partnerships which may subject them to a small amount of current income tax. Current taxes of $1.9 million was accrued for the quarter. Included in this amount is $1.3 million of non-recurring taxes arising on the StarPoint/Acclaim Plan of Arrangement.

Capital Taxes
The Trust has recorded $2.2 million of capital tax for the three months ended March 31, 2007, attributable to the Saskatchewan Resource Surcharge. Federal capital tax was eliminated in 2006.

ESTIMATED INCOME TAX POOLS

Estimated Income Tax Pools ($000s)	March 31, 2007
Undepreciated capital costs	508,235
Canadian oil and gas property expenses	610,078
Canadian exploration expense	2,644
Canadian development expenses	344,492
Non-capital losses	172,871
Financing charges	48
Total estimated income tax pools	1,638,368

CAPITAL EXPENDITURES

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2007, we have continued to increase our focus on exploiting our reserve base, drilling new wells and optimizing existing production.

	Three Months Ended March 31
Capital Expenditures ($000s)	2007	2006
Land	1,759	2,782
Geological and geophysical	140	1,133
Drilling and completion	103,679	47,868
Production equipment and facilities	42,495	15,231
Net development expenditures	148,073	67,014
StarPoint acquisition	_	2,511,746
Minor property acquisitions	919	_
Minor property dispositions	(2,957)	_
Net capital expenditures	146,035	2,578,760
Office	3,099	352
Asset retirement obligation change in estimate	1,270	925
Capitalized compensation	1,562	2,559
Total capital expenditures	151,966	2,582,596

During the three months ended March 31, 2007, expenditures for exploration and development activities totalled $148.1 million as compared to $67.0 million in 2006 (2005 - $26.1 million). A total of 97 gross (58.7 net) wells were drilled during the period, including 46 gross (25.4 net) natural gas wells and 45 gross (31.4 net) oil wells. The increase reflects opportunities associated with our assets as a result of the acquisitions made in 2006. Of the total wells drilled, 45 gross (41.1 net) were operated by Canetic resulting in 31 gross (28.8 net) oil wells and 13 gross (11.3 net) natural gas wells.

Sources of Funding Net Capital Expenditures
($million)	Total
Net Capital Expenditures	146.0
Percentage funded by:
Funds flow	42%
DRIP	7%
Bank debt and non-cash working capital	51%
100%

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment. Impairment is recognized and charged to income in the period in which the impairment occurs when the fair value of the Trust is less than the book value of the Trust. A write down of goodwill was not required at March 31, 2007.

The goodwill balance of $922.0 million arose primarily as a result of the StarPoint acquisition in 2006. The balance was determined based on the excess of total consideration plus the future income tax liability less the fair value of the assets acquired for accounting purposes.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas trust we have a declining asset base and therefore rely on acquisitions and ongoing development activities to mitigate production and reserve declines. Future production volumes and reserves are highly dependent on our success in exploiting our asset base and acquiring additional reserves.

The increase in capital expenditures in the fourth quarter of 2006 and the first quarter of 2007 reflects both the costs associated with maintaining the larger producing asset base we now have, as well as the execution of growth programs that continue to be developed as we increase our operational knowledge of the properties acquired over the past three years.

We finance our operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowings from our credit facility. The amount of equity we raise through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, our unit price and the state of the capital markets. We believe our sources of cash, including bank debt, will be sufficient to fund our operations and anticipated capital expenditure program in 2007 as well as make monthly distribution payments. Our ability to fund will also depend on performance and is subject to commodity prices and other economic conditions which are beyond our control.

Canetic’s capital structure at March 31, 2007 is reconciled as follows:

	Three Months Ended March 31
	2007			2006
($000s except per unit amounts)	Amount	%	$/unit	Amount	%	$/unit
Debt
Bank debt	1,348,711	27	5.94	838,086	20	4.17
Working capital deficiency	86,047	2	0.38	39,431	1	0.20
Net debt	1,434,758	29	6.32	877,517	21	4.37
Convertible debentures (long-term portion)(1)	258,958	5	1.14	51,885	1	0.26
Unitholders’ equity	3,387,370	66	14.93	3,282,192	78	16.31
Total capitalization	5,081,086	100	22.39	4,211,594	100	20.94

(1) Gross of deferred transaction costs.

BANK DEBT

Canetic has an unsecured covenant based credit facility with a syndicate of financial institutions in the amount of $1.6 billion including a $50.0 million operating facility. The facility carries floating interest rates which range between 65.0 and 115.0 basis points over Banker’s Acceptance rates. This facility was increased in the third quarter of 2006 from $1.1 billion upon closing of the Samson acquisition. The loan has a maturity date of May 31, 2009 and is reviewed annually and may be extended at the option of the lender for an additional 1 year period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2007, $1.35 billion was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At March 31, 2007, Canetic had a working capital deficiency of $86.0 million including a current net financial derivative liability of $37.7 million. Although our debt levels may fluctuate from quarter to quarter based on our capital program, it is our intent to exit 2007 at levels similar to 2006.

Our net debt at March 31, 2007 and 2006 is reconciled as follows:

	Three Months Ended March 31
($000s)	2007	2006
Bank debt	1,348,711	838,086
Working capital deficiency	86,047	39,431
Net debt	1,434,758	877,517

CONVERTIBLE DEBENTURES

As at March 31, 2007, we had convertible debentures outstanding of $260.4 million. The debentures consist of StarPoint 9.4% convertible, unsecured, subordinated debentures; StarPoint 6.5% convertible, extendible, unsecured, subordinated debentures; Acclaim 8% convertible, extendible, unsecured, subordinated debentures; Acclaim 11% convertible, extendible, unsecured, subordinated debentures and Canetic 6.5% convertible, extendible, unsecured, subordinated debentures. The StarPoint debentures are described further below.

The debentures are convertible into Canetic trust units at the following conversion prices:

•     StarPoint 9.4% Debentures (CNE.DB.A) - $16.02. Each $1,000 principal amount of 9.4% Debentures  is convertible into approximately 62.42 Canetic trust units;

•     StarPoint 6.5% Debentures (CNE.DB.B) - $18.96. Each $1,000 principal amount of StarPoint 6.5%  Debentures is convertible into approximately 52.74 Canetic trust units;

•     Acclaim 8% Debentures (CNE.DB.C) - $15.56. Each $1,000 principal amount of 8% Debentures is  convertible into approximately 64.27 Canetic trust units;

•     Acclaim 11% Debentures (CNE.DB.D) - $11.24. Each $1,000 principal amount of 11% Debentures is  convertible into approximately 88.97 Canetic trust units; and

•     Canetic 6.5% Debentures (CNE.DB.E) - $26.55. Each $1,000 principal amount of Canetic 6.5%  Debentures is convertible into approximately 37.66 Canetic trust  units.

The following tables are a summary of the dollar value of issuances and conversions of the convertible debentures:

($000s)	9.4%		6.5%		8%	11%	6.5%
	(CNE.DB.A	)	(CNE.DB.B	)	(CNE.DB.C )	(CNE.DB.D )	(CNE.DB.E )	Total
Balance, December 31, 2006	5,622		17,821		8,046	1,697	227,470	260,656
Converted to units	_		_		_	(207)	_	(207)
Deferred transaction costs	_		_		(273)	(43)	(8,240)	(8,556)
Balance, March 31, 2007	5,622		17,821		7,773	1,447	219,230	251,893

(000s)	9.4%		6.5%		8%		11%	6.5%
Units Issuable Upon Conversion	(CNE.DB.A	)	(CNE.DB.B	)	(CNE.DB.C	)	(CNE.DB.D )	(CNE.DB.E	)	Total
Balance, December 31, 2006	351		940		517		152	8,663		10,623
Converted to units	_		_		_		(18)	_		(18)
Balance, March 31, 2007	351		940		517		134	8,663		10,605

On August 24, 2006, Canetic issued $230.0 million principal amount of 6.5% convertible, extendible, unsecured, subordinated debentures to partially fund the acquisition of Samson. The conversion feature was valued at $2.5 million which has been allocated to equity. The debentures have a face value of $1,000 per debenture, a coupon of 6.5%, a maturity date of December 31, 2011 and are convertible at any time, at the option of the holder, into the trust units of Canetic at a conversion price of $26.55 per trust unit. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after December 31, 2009 and at a redemption price of $1,025 per debenture after December 31, 2010 and before the maturity date.

On June 15, 2004, Acclaim issued $75.0 million principal amount of 8% convertible, extendible, unsecured, subordinated debentures. The debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a maturity date of August 31, 2009 and are convertible at any time, at the option of the holder, into trust units of Canetic at a price of $15.56 per trust unit. The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after August 31, 2007 and at a redemption price of $1,025 per debenture after August 31, 2008 and before the maturity date.

In December 2002, Acclaim issued $45.0 million principal amount of 11% convertible, extendible, unsecured, subordinated debentures. The debentures have a face value of $1,000 per debenture, a coupon of 11%, a maturity date of December 31, 2007 and are convertible at any time, at the option of the holder, into trust units of Canetic at a price of $11.24 per trust unit. The Trust may redeem the debentures in whole or in part at a redemption price of $1,025 per debenture before the maturity date.

Convertible Debentures Assumed on Acquisition of StarPoint

StarPoint issued $60.0 million of 6.5% convertible, extendible, unsecured, subordinated debentures (the “StarPoint 6.5% Debentures”) on May 26, 2005. The StarPoint 6.5% Debentures mature on July 31, 2010 and are convertible at any time, at the option of the holder, into the trust units of Canetic at a conversion price of $18.96 per trust unit. The StarPoint 6.5% Debentures are not redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the StarPoint 6.5% Debentures may be redeemed in whole or in part, at a price of $1,050 per debenture after July 31, 2008 and after July 31, 2009 at a price of $1,025 per debenture.

In connection with the StarPoint/APF Energy Trust Combination, and pursuant to a debenture agreement dated June 27, 2005, the 9.4% Debentures were assumed by StarPoint. The 9.4% unsecured, subordinated, convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units of Canetic at any time prior to July 31, 2008 at a conversion price of $16.02 per trust unit. The 9.4% Debentures are redeemable at $1,050 per 9.4% Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 per debenture after July 31, 2007 and before maturity.

TRUST UNIT CAPITAL

As at March 31, 2007, we had issued capital of 226.9 million trust units and as at May 9, 2007, we had issued capital of 227.2 million trust units. If all the outstanding convertible debentures were converted into trust units, a total of 237.5 million trust units would have been outstanding as at March 31, 2007 and 237.8 million trust units as at May 9, 2007.

	Three months ended March 31, 2007				Year ended December 31, 2006
Trust Units	Units(000s	)	Amount($000s	)	Units(000s	)	Amount($000s	)
Balance, beginning of period	225,796		4,224,470		91,583		1,087,459
Issued:
Bought deal financing, net of costs	_		_		20,769		437,001
Employee Unit Savings Plan	120		1,802		274		6,184
Distribution reinvestment plan	799		11,302		2,470		44,825
Issued pursuant to Arrangement	_		_		106,242		2,562,563
Properties contributed to TriStar	_		_		_		(5,000)
Conversion of debentures	18		207		2,042		36,302
Conversion of debentures - equity portion	_		_		_		4,636
Conversion of exchangeable shares	_		_		358		3,804
Unit award incentive plan	205		3,202		2,058		46,696
Balance, end of period	226,938		4,240,983		225,796		4,224,470

FUNDS FLOW FROM OPERATIONS

Funds flow from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

	Three Months Ended March 31
Funds Flow ($000s)	2007	2006
Net earnings (loss)	(6,870)	59,195
Adjustments for:
Unit-based compensation expense	(153)	6,973
Depletion, depreciation and amortization	176,440	150,518
Accretion	3,863	2,451
Accretion of deferred transaction costs	440	_
Unrealized loss on financial derivatives	45,416	(4,934)
Future income taxes	(28,768)	(19,462)
Funds flow from operations	190,368	194,741
Unitholders’ equity	3,387,370	3,282,192

For the three months ended March 31, 2007, funds flow from operations totalled $190.4 million or $0.83 per diluted unit, representing a two percent decrease from the $194.7 million, or $0.96 per diluted unit during the same period in 2006 (2005 - $80.8 million or $0.91 per diluted unit).

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our operations and planned capital expenditure program. During the three months ended March 31, 2007, funds flow in excess of distributions funded 42 percent of our capital expenditure program. Our dividend reinvestment program plus additional bank borrowings funded the remaining 58 percent. We anticipate that our annual capital expenditures will approximate $375 million in 2007. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

CASH DISTRIBUTIONS

Canetic declared cash distributions (before the Dividend Reinvestment Plan) of $129.2 million ($0.57/unit), representing 69 percent of funds flow from operations compared to cash distributions of $138.6 million ($0.69/unit), representing 71 percent of funds flow from operations in the first quarter 2006. The remaining 32 percent of funds flow was utilized to fund 42 percent of Canetic’s first quarter 2007 capital program.

	Three Months Ended March 31
($000s, except where indicated)	2007	2006
Funds flow from operations	190,368	194,741
Total distributions declared	129,188	138,552
Distributions per unit ($)	0.57	0.69
Payout ratio (%)	68%	71%

In aggregate our distributions and net capital expenditure program totalled approximately $275.1 or approximately 145 percent of our funds flow of $190.4 million. We fund our distributions and capital expenditure programs with funds flow, but also supplement growth and fund acquisitions with long-term debt and equity.

We distribute a portion of the funds flow from operations to our unitholders on a monthly basis with a portion withheld to initially repay bank debt and ultimately fund capital expenditures. Although the level of funds retained for capital expenditures and/or debt repayment typically varies, we monitor our distribution policy with respect to forecasted funds flows from operations, debt levels, spending plans and taxability.

Our 2007 distributions to date are summarized as follows:

($000s, except where indicated)	Total Distributions	Distributions Paid	Value of Units Issued under DRIP	Number of Units Issued	DRIP Unit Price ($/unit)
Distributions declared:
March 2007	43,118	39,971	3,147	220,039	14.30
February 2007	43,064	39,898	3,165	229,143	13.81
January 2007	43,006	39,525	3,482	249,502	13.95
Total	129,188	119,394	9,794	698,684

Canetic announced on January 15, 2007 that it would reduce the monthly distribution in order to increase the level of cash flow available to fund drilling and development opportunities, bring Canetic’s payout ratio in line with the Trust’s long-term target of 60 to 70 percent of funds flow from operations, and prudently manage long-term debt. The regular monthly distribution was fixed at $0.19 per trust unit, commencing with the January 31, 2007 distribution paid on February 15, 2007.

For the three months ended March 31, 2007, we declared distributions of $129.2 million ($0.57 per unit) which represented 69 percent of funds flow from operations as compared to distributions of $138.6 million ($0.69 per unit) representing a 71 percent payout ratio in 2006.

For the three months ended December 31, 2006, our payout ratio was 91 percent as we generated $170.1 million of funds flow from operations and distributed $155.5 million.

CONTRACTUAL OBLIGATIONS

In addition to financial derivative commitments, the Trust has the following contractual obligations as at March 31, 2007:

(000s)	Total	2007	2008	2009	2010	2011	Thereafter
Bank debt	1,348,711	_	_	1,348,711	_	_	_
Convertible debentures(1)	260,449	1,490	5,622	8,046	17,821	227,470	_
Office lease	64,644	4,811	6,295	6,295	8,776	10,163	28,304
Pipeline contract	6,615	490	733	859	1,014	1,156	2,363
Total	1,680,419	6,791	12,650	1,363,911	27,611	238,789	30,667

(1) Gross of deferred transaction costs.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Canetic units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Canetic paid $2.76 per trust unit in cash distributions to unitholders during the period February 2006 to January 2007. For Canadian tax purposes, 100 percent of these distributions were taxable as other income.

For 2007, Canetic estimates that 100 percent of cash distributions will be taxable and no portion of the distributions will be a tax-deferred return of capital. Actual taxable amounts will vary depending upon production volumes, commodity prices and other factors.

U.S. TAXPAYERS

Prior to 2005, U.S. unitholders who received cash distributions were subject to a 15 percent withholding tax, applied only on the taxable portion of the distribution as computed under Canadian tax law. Legislative changes which took effect on January 1, 2005, imposed an additional 15 percent withholding tax on the non-taxable portion of the distribution. U.S. taxpayers should be eligible for a foreign tax credit with respect to 100 percent of Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles. The taxable portion so determined, is considered to be a dividend for U.S. tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Canetic paid US$2.23 per trust unit to United States residents during the calendar year 2006. For U.S. tax purposes, 100 percent of these distributions were taxable as “qualified dividends”.

For 2007, Canetic estimates that 100 percent of cash distributions paid during the year will be taxable as “qualified dividends” and no portion of the distributions will be a tax-deferred return of capital. Actual taxable amounts may vary and is dependant upon the Trust’s current and accumulated earnings and profits as determined under U.S. tax laws.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds flow paid to investors and the value of the units are subject to numerous risks inherent in the oil and gas industry.

Our expected funds flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs and taxability of distributions. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/U.S. currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Canetic has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while retaining some participation in upward price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and undertake due diligence in connection with our analysis of acquisitions, typically including an examination of reserve reports; re-engineering of reserves for a portion of the properties; site examinations of facilities for environmental liabilities; examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the effects of the acquisition to the Trust. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To manage these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser. We have a Board approved Counter Party Credit Policy and perform regular credit reviews on all counterparties.

The value of our trust units is based on the underlying value of our oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A committee of the Board of Directors reviews and approves the reserve report.

Our access to commodity markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and seeking to contract with reliable cost efficient counterparties for transportation and processing services.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and believe we are in material compliance with the current applicable environmental legislation and have determined that there is no current material impact on our operations.

In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or otherwise, could have a material impact on the nature of oil and natural gas operations, including those of the Trust.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate compliance with the Action Plan's requirements, while at the same time allowing industry to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto’s Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the Climate Change and Emissions Management Amendment Act, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta.

It is not possible to predict the impact of those requirements on the Trust and its operations and financial condition.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavourable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

On October 31, 2006, the Canadian federal government announced proposals to introduce a new tax on distributions from existing publicly-traded income trusts. If enacted as currently proposed, Canetic would be subject to these new taxes beginning in 2011, provided it does not experience “undue expansion” in the intervening period as that term is defined in the recently released federal guidelines on “normal growth”. The intent of these rules is to impose tax on income trusts in a similar manner and at similar rates as public corporations and the distributions be treated as dividends at the investor level. Income at the Trust level in excess of available tax shelter would be subject to the new tax at a statutory rate of 31.5 percent which would directly reduce cash available for distribution. These rules have not yet been enacted and consequently, we are unable to provide at this time what Canetic’s coarse of action may be as 2011 approaches. In the interim, we are focused on our business and executing of our capital program to sustain our production profile and exploit our reserve base.

BUSINESS RISKS

The operations of Canetic are subject to underlying risks associated with the business of the Trust. For a detailed discussion of business risks, please refer to “Risk Factors” in the Trust’s most recently filed Annual Information Form.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated. The adoption of these standards has had no material impact on the Trust’s net earnings or cash flows. The effects of the implementation of the new standards are discussed below.

Comprehensive Income

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income equals net (loss) earnings.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale or usage exemption. All changes in their fair value are recorded in earnings unless hedge accounting is applied in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans-and receivables”. Deposits have been classified as “held-to-maturity”. Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”. Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

Transaction costs are netted against the carrying value of the asset or liability to which it relates and are then amortized over the expected life of the instrument using the effective interest method. On adoption of Section 3855 “Financial Instruments - Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

The Trust, also adopted Section 1506 - Accounting Changes the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 - “Financial Instruments Disclosures”, Section 3863 “Financial Instruments Presentations” and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed. The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding its objectives, policies and processes for managing capital.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at March 31, 2007, the CEO and the CFO have evaluated the effectiveness of Canetic’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (“MI 52-109”) of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Trust is made known to them by employees or third party consultants working for the Trust. It should be noted that while the CEO and CFO believe that the disclosure controls and procedures are effective, they do not expect that they will prevent all errors and fraud. A control system, regardless of how well conceived or operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There have been no changes in internal control over financial reporting during the period ended March 31, 2007 that have materially effected, or are reasonably likely to materially effect, the Trust’s internal control over financial reporting.

OUTLOOK

During the first quarter, Canetic remained focused on the continued exploitation of our broad inventory of development opportunities while continuing to tie-in volumes related to our successful 2006 fourth quarter drilling program. We were able to achieve our objective of mitigating production declines during the quarter and believe the production volatility that resulted from the loss of Leduc D3a pool production at Acheson and start-up issues at Mitsue during 2006 are largely behind us. We are continuing our track record of strong results from our drilling and optimization programs and continue to add production, including volumes awaiting tie-in, in-line with our targeted efficiency rate of $22,000 to $24,000 per flowing boe.

Although Canetic continues to experience increasing operating costs on a unit-of-production basis, we maintain our commitment to managing operational efficiencies and optimizing field netbacks in all areas where we do business. Our original estimate of $8.50 to $9.50 per boe operating costs for 2007 was negatively impacted by cold weather and associated repairs and maintenance during the first quarter of 2007. As we continue to experience higher field costs throughout our asset base reflecting the historically high levels of industry activity, considerable effort and focus is being given to operational efficiencies which will help to control operating costs on a unit-of-production basis. We currently estimate operating costs to average $9.00 to $10.00 per boe for the remainder of 2007.

Despite the disposition, effective April 30, 2007, of approximately 1,000 boe per day of production, which was not originally included in our previous production guidance, we believe the strength of our development program will enable us to increase the lower end of our previous production guidance of 75,500 to 80,000 boe per day by 1,000 boe per day to reflect revised guidance of 76,500 to 80,000 boe per day for the full year 2007. Given current commodity prices, this production target should result in a payout ratio of 65 to 70 percent at current distribution levels of $0.19 per unit per month. The balance of funds flow from operations will be utilized to fund a significant portion of our 2007 capital expenditure program. Canetic currently expects that average production volumes for the second quarter of 2007 will decline by approximately two to three percent over the quarter as a result temporary production outages related to turnarounds and maintenance activities anticipated to be undertaken by Canetic and other third party operators of Canetic utilized facilities during the quarter.

We remain excited about the future prospects of Canetic. Our continuing strategy has always been to build a significant asset base and a team of people that could generate long-term value for our unitholders. We believe that we have created an entity that is well positioned for the long-term, with significant asset depth and diversity, extensive development opportunities and a quality team of people to exploit those opportunities. Our current focus is to develop our assets and extract the promised value for our unitholders, however, we will continue to look for new and innovative ways to bring new value and opportunity to the portfolio and position our Trust to excel in today’s continually changing environment.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, B.Comm., CA
Vice President, Finance and
Chief Financial Officer

Richard J. Tiede, P.Eng
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna, B.A. Economics
Vice President, Corporate Planning and Marketing

Donald W. Robson,
Vice President, Land

Keith S. Rockley, B.A.
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm. ICD.D Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, B.Sc. (Eng.), Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank
JP Morgan Chase Bank, NA
Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd., Calgary, Alberta
Sproule Associates Ltd., Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP Calgary, Alberta
Dorsey & Whitney LLP ,New York, NY;
Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B; 8.0% CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E